UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 29, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

Publicly-Held Company

MATERIAL FACT

FIBRIA CELULOSE S.A. (B3: FIBR3 | NYSE: FBR) (“FIBRIA” or the “Company”), in compliance with the terms of Article 157, paragraph 4, of Law No. 6,404/76, as amended (“Brazilian Corporate Law”), and Article 2 of CVM Instruction No. 358/2002, as amended, hereby informs its shareholders and the market in general that, at the meeting of the Company’s Board of Directors, held on this date, were approved the following subjects: (i) termination of the program for the acquisition of registered common, nominative, book-entry shares with no par value, issued by the Company, approved at the Board of Directors meeting held on March 16, 2017 (“Repurchase Program”); and (ii) program for the sale of registered common, nominative, book-entry shares with no par value, issued by the Company (“Share Sale Program”).

1 —                        Termination of the Repurchase Program

The Board of Directors approved the closing of the Repurchase Program considering that, during its term, all the 548,090 (five hundred and forty-eight thousand and ninety) registered common, nominative, book-entry shares with no par value were acquired, object of the Repurchase Program.

All shares acquired under the Repurchase Program are held in treasury and, while held in treasury, shall not be entitled to any asset interest or political rights.

2 —                        Company’s Share Sale Program

In addition, the Board of Directors approved the Share Sale Program held in treasury, either in a single operation or in a series of operations (“Share Sale Program”), in accordance with the following terms and conditions, in compliance with the Company’s by-laws, CVM Instruction No 567 of September 17, 2015 (“ICVM 567/15”) and the Brazilian Corporate Law:

(i)                                    Objective: The Company’s objective in the execution of the Share Sale Program is the private sale of shares held in treasury for availability to the beneficiaries exercising the options granted within the General Plan scope for the Granting of Stock Purchase Options issued by the Company, approved at an Extraordinary General Meeting of the Company held on April 25, 2014 (“Option Plan”), respecting the provisions of item ‘c’ of paragraph 1 of Article 30 of the Brazilian Corporate Law and the standards set forth in ICVM 567/15.

(ii)                                 Free Float: Currently, under the terms of paragraph 3 of Article 8 of ICVM 567/15, there are 229,843,210 (two hundred and twenty nine million, eight hundred forty-three thousand, and two hundred and ten) registered common, nominative, book-entry shares with no par value, issued by the Company in free float (“Free Float”).

(iii)                              Treasury Shares: There are, held in treasury, on this date, a total of 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) registered common, nominative, book-entry shares with no par value.

(iv)                             Number of Shares to be sold: May be sold, within the scope of the Company’s Share Sale Program, 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) common, nominative, book-entry shares with no par value issued by the Company held in treasury, corresponding to an amount up to 0.39% (zero point thirty-nine percent) of the Free Float.

(v)                                Price and Method of Sale: The shares sale operations shall be carried out privately, outside of regulated securities markets, whenever a beneficiary exercise its options, at a price determined at the time of each option grant, under the terms of the Option Plan.

(vi)                             Share Sale Program’s duration: The maximum period for the sale of the shares is 18 (eighteen) months, beginning on June 29, 2017, inclusive, and ending on December 28, 2018, inclusive.

(vii)                          Non-use of an intermediary financial institution: The Company’s share sale operation will be carried out privately, at a given price stablish by the Option Plan, without using an intermediary financial institution.

(viii)                       Shares Held in Treasury: Pursuant to the applicable legislation, shares, while held in treasury, shall not have asset interest or political rights and, according to paragraph 2 of article 10 of ICVM 567/15, shall be disregarded in the computation of the quorums for installation and deliberation provided for in the Brazilian Corporate Law and in the regulation of the securities market.

(ix)                             Bonus in Shares, reverse split and splitting: In case any reverse split, splitting or bonus in shares of the Company is approved, the number of shares in treasury will be altered in order to amend the numeric expression of the volume of shares issued by the Company, without resulting in a change in the balance of the equity account that backed the acquisition.

(x)                                Shares’ Trading Restrictions: The effective sale of treasury shares within the scope of the Sale Plan, as well as the subsequent trading of shares received by the beneficiaries, shall be subject to the prohibition periods for trading provided in the applicable regulations and in the Company’s securities trading policy.

São Paulo June 29, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO